GOLDSOURCE MINES INC.

EXECUTION COPY

November 25, 2013

Eagle Mountain Gold Corp.
Suite 1220, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC V6E 3X1

**Attention: Ioannis Tsitos, President and CEO**

Dear Sirs:

This letter is intended to confirm our agreement to effect a business combination of Goldsource Mines Inc. ("**Goldsource**") and Eagle Mountain Gold Corp. ("**Eagle**") pursuant to which Eagle will merge with a wholly-owned subsidiary of Goldsource ("**Subco**") to become a wholly-owned subsidiary of Goldsource ("**Amalco**"). This letter sets forth the basic terms of our agreement (the "**Agreement**").

**Share Exchange**

1. The business combination (the "**Transaction**") will be accomplished by way of an amalgamation pursuant to the provisions of the *Business Corporations Act* (British Columbia) ("**BCA**") (the "**Amalgamation**"), pursuant to which the following shall occur:

    (a) In consideration for Eagle amalgamating with Subco, Goldsource shall issue that number of common shares ("**Purchase Shares**") to shareholders of Eagle equal to 100% of the issued and outstanding common shares of Goldsource at the Effective Date (defined below) such that following closing on the Effective Date but prior to completion of the Equity Finance (defined below), 50% of the outstanding common shares of Goldsource shall be held by former Eagle shareholders and 50% of the outstanding common shares of Goldsource shall be held by Goldsource shareholders. Any common shares of either Goldsource or Eagle held by the other shall be cancelled and intercorporate indebtedness, if any, shall by operation of law be extinguished.

    (b) Based on the number of common shares of Goldsource currently outstanding (27,033,729) and the number of common shares of Eagle ("**Eagle Shares**") currently outstanding (50,402,805), subject to adjustment as provided for below, this would result in the issuance of 27,033,729 common shares of Goldsource, resulting in an exchange ratio of 0.53635 Goldsource common shares in respect of each Eagle Share (the "**Exchange Ratio**").

(c) Pursuant to the Amalgamation, all currently outstanding options and warrants and similar rights for the purchase of Eagle Shares and all additional Eagle Share purchase warrants which may be issued pursuant to the Eagle Placement (defined below) as contemplated herein prior to the Effective Date which are not exercised prior to the Effective Date will, unless otherwise agreed upon with the applicable holders, be exchanged for Goldsource options, warrants and similar rights on the basis of the Exchange Ratio, as adjusted.

**Advance**

2. Within five business days of execution of this Agreement and subject to approval of the TSX Venture Exchange ("**TSX-V**"), Goldsource shall lend to Eagle the sum of $50,000 (the "**Advance**"), which amount shall be used by Eagle for those expenditures as budgeted in Schedule A hereto.

**Initial Placements**

3. Goldsource and Eagle shall each raise by way of equity private placement not less than $250,000 (collectively the "**Initial Placements**" and, individually, the "**Goldsource Placement**" and the "**Eagle Placement**", respectively) prior to the First Termination Date (defined below). The Eagle Placement shall be used by Eagle for such budgeted expenditures as are approved in writing in advance by Goldsource, acting reasonably ("**Approved Expenditures**").

4. The Exchange Ratio shall be adjusted to account for the Initial Placements such that at the Effective Date, the number of Purchase Shares issued by Goldsource in respect of outstanding Eagle Shares shall equal 100% of the issued and outstanding common shares of Goldsource at the Effective Date but prior to the Equity Finance (defined below).

**Equity Finance**

5. Goldsource shall arrange to complete an equity financing ("**Equity Finance**") effective upon completion of the Transaction of a minimum of $1.5 million on such terms and conditions as are acceptable to both Goldsource and Eagle, acting reasonably, which financing shall be comprised of common shares and common share purchase warrants of Goldsource. The Equity Finance shall not be included in calculation of the Exchange Ratio and shall be comprised of not more than 25% of the outstanding common shares of Goldsource calculated on a fully diluted basis following completion of the Transaction and Equity Finance.

**Effective Date**

6. The effective date of the Amalgamation and completion of the Transaction and the exchange and distribution of the Purchase Shares contemplated thereunder ("**Effective Date**") will be the first practicable business day (Saturdays, Sundays and holidays excluded) after the date by which:

(a) the Amalgamation is approved by the shareholders of Eagle and, if necessary, the Transaction is approved by the shareholders of Goldsource;

(b) all necessary filings have been made with, and all necessary approvals have been received from, all applicable regulatory authorities;

(c) the Amalgamation is approved by the British Columbia Supreme Court (if required); and

(d) any and all other necessary steps are completed and approvals are received for the purpose of the completion of the Transaction,

all of which is anticipated to occur or be obtained on or before January 31, 2014 or such later date as may be mutually agreed to by the parties hereto.

**Documentation**

7. Representatives of Goldsource and Eagle will be instructed to prepare the following:

(a) a disclosure document in compliance with applicable corporate and securities laws (the "**Information Circular**") to be sent to the shareholders of Eagle and, if necessary, of Goldsource. It is the intent of both parties that the Information Circular will be completed for mailing to applicable shareholders on or before the First Termination Date; and

(b) a definitive Transaction agreement (the "**Definitive Agreement**") to be executed as soon as possible by both parties, which agreement will include the representations and warranties and covenants referred to in section 13 and include such other covenants, terms and conditions to be agreed upon by the parties and, if necessary or desirable, a separate form of definitive amalgamation agreement (the "**Amalgamation Agreement**") for the purposes of the BCA and required shareholder approval of the Amalgamation Agreement.

**Fairness Opinions**

8. Each of Goldsource and Eagle shall, if considered necessary or desirable, be entitled to obtain fairness opinions to the effect that the Exchange Ratio (as adjusted) is fair from a financial point of view to the shareholders of Goldsource or Eagle, as the case may be.

**Board of Directors and Management**

9. Subject to any necessary shareholders approvals, upon completion of the Transaction, the Board of Directors of Goldsource shall be reorganized to consist of five Directors, as follows:

(a) Three nominees of Goldsource (J. Scott Drever, Steven B. Simpson and Graham C. Thody); and

(b) Two nominees of Eagle (Ioannis Tsitos and Jonathan Phillips);

and the Board of Directors of Amalco shall be those persons appointed by Goldsource at the Effective Date.

10. The following shall be the Officers of Goldsource upon completion of the Transaction, subject to such individuals (other than the Corporate Secretary) concluding employment arrangements with Goldsource on terms acceptable to the Board of Goldsource and to Eagle:

| | | |
|---|---|---|
| J. Scott Drever | - | Chief Executive Officer |
| Ioannis Tsitos | - | President |
| N. Eric Fier | - | Chief Operating Officer |
| Barney Magnusson | - | Chief Financial Officer |
| Bernard Poznanski | - | Corporate Secretary |

**Name of Goldsource**

11. Subject to any applicable shareholder or regulatory approvals, the name of Goldsource shall continue to be "Goldsource Mines Inc." or such other name as is mutually agreed upon by Goldsource and Eagle, and the name of Amalco shall be Eagle Mountain Gold Corp.

**Listing of Goldsource Shares**

12. The Purchase Shares to be issued in respect of the Eagle Shares, and the common shares of Goldsource to be reserved for issuance upon the exercise of the Goldsource securities exchanged for Eagle options, warrants and similar rights, shall have the same attributes as the presently constituted common shares of Goldsource, shall be listed on the TSX-V and shall not be subject to restrictions on resale other than by reason of any pre-existing hold periods or any controlling interest held in Goldsource or such other resale restrictions as may be required by the TSX-V.

**Representations, Warranties and Covenants**

13. Each of Goldsource and Eagle represents, warrants and covenant the following in respect of matters pertaining to it:

(a) the authorized capital of Goldsource consists of an unlimited number of common shares without par value, of which 27,033,729 common shares are issued and outstanding and 1,300,000 common shares are reserved for issuance at the date hereof, and an unlimited number of preferred shares without par value, of which none are issued or reserved for issuance as of the date hereof; the authorized capital of Eagle consists of an unlimited number of common shares without par value, of which 50,402,805 common shares are issued and outstanding and 33,525,892 common shares are reserved for issuance at the date hereof;

(b) to the best of their respective knowledge, information and belief, each of Goldsource and Eagle have disclosed (and, in any event, by the execution of the Definitive Agreement will have disclosed) to the other or to the other's representatives all material documentation and information relating to their respective companies and businesses which is not in the public record and known to them and which would have a material effect on a purchaser for value of, or a subscriber for shares in, each respective company;

(c) the beneficial ownership by Eagle and its subsidiaries of its properties and, specifically, the Eagle Mountain Prospecting License PL 20/2013 ("**Eagle Property**") located in Guyana, and its businesses and assets are as disclosed in the financial statements, forms, reports and documents filed by Eagle on SEDAR (www.sedar.com) (collectively, the "**Eagle Disclosure Documents**") and, as of their respective dates, none of the Eagle Disclosure Documents, when filed on SEDAR, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(d) the beneficial ownership by Goldsource of its properties, businesses and assets are as disclosed in its financial statements, forms, reports and documents filed by Goldsource on SEDAR (collectively, the "**Goldsource Disclosure Documents**") and, as of their respective dates, none of the Goldsource Disclosure Documents, when filed on SEDAR contained any untrue statement of a material fact or omitted to state a material fact

required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and

(e) each of their respective Boards of Directors, having determined that the Transaction on the basis of the Exchange Ratio is in the best interests of Goldsource and Eagle, respectively, and their respective shareholders, has approved this Agreement and the Transaction and determined to recommend to the shareholders of their respective corporations, as applicable, to vote in favour of the Amalgamation and the Transaction.

**Conditions to the Obligations of Goldsource and Eagle**

14. Completion of the Amalgamation and closing of the Transaction contemplated herein (including the Equity Finance) will occur on the Effective Date and will be conditional upon satisfaction of the following conditions (the "**Conditions**") at or prior to the Effective Date:

(a) The ability for Canadian resident shareholders of Eagle to effect the Amalgamation on a tax deferred or roll-over basis, and negotiating and entering into the Definitive Agreement in order to effect the Transaction on terms and conditions agreeable to Goldsource and Eagle, which Definitive Agreement will be subject to the approval of the Board of Directors of each of Goldsource and Eagle, and satisfaction or waiver of all conditions to closing and completion of the Transaction set out in the Definitive Agreement, which will include provision for the satisfaction of the conditions specified in subsections (b) to (j) hereof;

(b) approval of the Amalgamation and other ancillary matters by the shareholders of Eagle and by Goldsource and, if required, approval of the Transaction by the shareholders of Goldsource, which approvals shall be obtained at meeting(s) of the shareholders called for such purpose, preceded by delivery to each shareholder of record entitled to vote thereat of the Information Circular and proxy form meeting the requirements of applicable corporate and securities laws;

(c) approval of the Amalgamation to be given by a court of the appropriate jurisdiction, if required;

(d) approval of the Transaction and other matters in connection therewith to be obtained from all applicable regulatory bodies and stock exchanges, including the TSX-V, subject only to such terms and conditions as may be imposed by such regulatory bodies or exchange and acceptable to Eagle and Goldsource acting reasonably;

(e) the receipt of fairness opinions by Goldsource and Eagle, if considered necessary or desirable, which state, respectively, that the Exchange Ratio contemplated by the Transaction is fair and reasonable from a financial point of view to the shareholders of each of Goldsource and Eagle;

(f) rights of dissent (if required to be granted under applicable corporate law) shall be exercised by holders in respect of not more than 1% of the Eagle Shares outstanding at the record date of the Eagle shareholder meeting;

(g) all representations and warranties contained in the Definitive Agreement shall be true and correct in all material respects at the Effective Date;

(h) no material adverse change in the financial condition or assets of Goldsource or Eagle having occurred;

(i) all necessary consents being obtained under all material contracts and agreements as required for the continued business operations of Goldsource and Eagle after the Effective Date substantially on the same basis as presently operated;

(j) the Purchase Shares issued by Goldsource in connection with the Transaction will be exempt from the registration and prospectus requirements of applicable Canadian provincial securities laws and will be exempt from registration under the United States Securities Act of 1933 as amended;

(k) Goldsource and Eagle arranging and completing, on or before the First Termination Date, the Initial Financings;

(l) Goldsource arranging and completing, concurrent with completion of the Transaction, the Equity Finance;

(m) Goldsource having received, by no later than the date of execution and delivery of the Definitive Agreement, such voting and support agreements in a form satisfactory to Goldsource, executed by all insiders of Eagle;

(n) if a Goldsource shareholders' meeting is required, Eagle having received, by no later than the date of execution and delivery of the Definitive Agreement, such voting and support agreements in a form satisfactory to Eagle, executed by all insiders of Goldsource; and

(o) Eagle having complied with the conditions for making Approved Expenditures.

The Conditions set forth in this section 14 are for the mutual benefit of Goldsource and Eagle and may be waived in writing at any time on or before the Effective Date only by agreement in writing between Goldsource and Eagle. Each party agrees to use its commercially reasonable best efforts to satisfy each of the Conditions set forth in this section 14. For greater certainty, unless otherwise agreed by both parties, if the Condition in section 14(a) is not satisfied, or waived by the parties hereto, on or prior to December 15, 2013 (or such later date as the parties may agree) (the "**First Termination Date**"), or if the Conditions in sections 14(b) to 14(j) are not satisfied, or waived by the parties hereto, on or prior to January 31, 2014 (or such later date as the parties may agree) (the "**Second Termination Date**"), neither party will be obligated to proceed with the Transaction, and the rights and obligations of each party hereunder will terminate.

**Conditions to the obligations of Goldsource**

15. Goldsource's obligation to complete the Transaction and the closing of the transactions contemplated herein will be further conditional on the following:

(a) completion of due diligence by Goldsource with results satisfactory to it, including verbal or written confirmation provided directly to Goldsource from the Guyana Ministry of Mines and Environment that a Small or Medium Scale Mining License will be granted for the Eagle Property within a reasonable period of time;

(b) amendment of the option agreement among Eagle, OMI Gold Mines Ltd. and Eagle Mountain Guyana satisfactory to Goldsource;

(c) Eagle having not more than $311,215 in outstanding payables on a consolidated basis at the date of execution of the Definitive Agreement and $174,500 at the Effective Date, excluding an amount (not exceeding $100,000) to settle any and all liability of Eagle in connection with the lease of its office premises at 1210/20 – 1066 West Hastings Street, Vancouver, British Columbia; and

(d) cancellation of current management employment agreements and settlement of new agreements.

**Confidentiality**

16. Any information concerning Goldsource and its affiliates disclosed to Eagle or its representatives or concerning Eagle and its affiliates disclosed to Goldsource or its representatives which in each case has not been publicly disclosed shall be kept strictly confidential by them and shall not be disclosed by the recipients (whether or not the closing of the Transaction occurs), except as may be required under applicable law, until publicly disclosed by Goldsource or Eagle, as the case may be. In the event that this Agreement terminates (other than by being superseded by the Definitive Agreement), all documents, if any, of a confidential nature, delivered by either Goldsource or Eagle to the other or to their respective representatives, and all copies thereof, shall be immediately returned to the party supplying same.

**No Solicitations**

17. In recognition and consideration of the fact that each of Goldsource and Eagle have invested and will continue to invest substantial time and effort in the investigation of the other and in the preparation and completion of the Definitive Agreement and the Information Circular and in other matters relating to the proposed Transaction, and as a result will forego or delay the conduct of other activities, Goldsource and Eagle agree each with the other that until the earliest of (i) the Effective Date, (ii) in the event that the Condition in section 14(a) is not satisfied or waived by the parties on or before such date, the First Termination Date, and (iii) in the event that the Condition in section 14(a) is satisfied or waived by the parties on or before the First Termination Date, the Second Termination Date, neither Goldsource (and its affiliates) nor Eagle (and its affiliates) will, without the written consent of the other:

(a) sell to, offer to sell to, or solicit offers to purchase from, any third party any of its assets (other than sales of inventory in the ordinary course of business) or joint venture, option or lease or seek to joint venture, option or lease any of their properties or assets; or

(b) except as provided or contemplated in this Agreement, sell, offer to sell or exchange or solicit offers to purchase or exchange any capital stock of either Goldsource or Eagle to or from any other party or enter into any debt or stream financing arrangement, merger, consolidation, share exchange, liquidation or other similar transaction involving either Goldsource or its assets or Eagle or its assets and neither party hereto nor its affiliates will negotiate with or provide financial, technical or other information to any person in connection with any such proposed purchase or transaction.

18. Except as otherwise contemplated in this Agreement, pending completion of the Transaction, the properties and businesses of Goldsource and Eagle will be managed and operated, respectively, in accordance with past practices and in the usual and ordinary course of business, each company will not enter into any material new agreement or conduct any business outside the ordinary and usual course of business without the prior written consent of the other party, and each party shall

provide the other with full access to all documents, records and information as may reasonably be required for the conduct of due diligence by each party of the other.

19. Unless otherwise agreed, and except for i) the issuance by Goldsource and Eagle of shares and warrants pursuant to the Initial Placements, ii) payment of a finder's fee of 250,000 common shares of Goldsource (the "**Goldsource Finder's Fee**") by Goldsource, iii) the Equity Finance, and iv) payment to Weiser Capital Limited for termination of its first right of refusal on Eagle financing, compensation in the aggregate amount of $100,000 payable in common shares of Eagle, the parties agree not to declare or pay any dividends or increase the number of outstanding shares or increase the number of outstanding options, warrants or other rights to acquire shares, of Goldsource or Eagle from those outstanding at the date hereof (other than in the ordinary course in connection with existing stock options and share purchase plans or on exercise of currently outstanding warrants or rights or to satisfy currently outstanding commitments to issue shares as of the date hereof).

20. If, prior to the Effective Date, either Goldsource or Eagle receives, or becomes aware of, any unsolicited offer from any other person or entity for the acquisition of all or any portion of its securities, assets or businesses it will forthwith advise the other party of the full particulars thereof. Notwithstanding the foregoing or the provisions of section 17, neither Goldsource nor Eagle shall be precluded from negotiating, or from permitting its representatives to negotiate, in response to any such unsolicited offer if, in the opinion of its legal counsel, its directors have a legal obligation to do so.

**<u>Termination</u>**

21. This Agreement may be terminated by either Goldsource or Eagle in the event that:

(a) there has been a breach by the other party of any material representation, warranty, covenant or agreement of such party in this Agreement;

(b) there has been a failure to comply with any of the Conditions;

(c) on or prior to the First Termination Date in the event that the Condition in section 14(a) is not satisfied by Eagle or waived by Goldsource on or before such date, or, on or prior to the Second Termination Date, in the event that the Condition in section 14(a) is not satisfied by Eagle or waived by Goldsource on or before the Second Termination Date, Eagle enters into an agreement or its Board makes a favourable recommendation with respect to a proposal for the merger, consolidation, capitalization, liquidation, asset contribution by way of sale, option or joint venture of the Eagle Property or other business combination involving Eagle or the acquisition or purchase of 20% or more of the equity securities or assets of Eagle or any tender offer or exchange offer from a third party which, if consummated, would result in the third party acquiring 20% or more of the equity securities or assets of Eagle;

(d) on or prior to the Second Termination Date, in the event that the Condition in section 14(a) is not satisfied by Goldsource or waived by Eagle on or before the Second Termination Date, Goldsource enters into an agreement or its Board makes a favourable recommendation with respect to a proposal for the merger, consolidation, capitalization, liquidation, asset contribution by way of sale, option or joint venture of substantially all of its assets or other business combination involving Goldsource or the acquisition or purchase of 20% or more of the equity securities or assets of Goldsource or any tender

offer or exchange offer from a third party which, if consummated, would result in the third party acquiring 20% or more of the equity securities or assets of Goldsource;

provided, however, that the provisions of sections 16, 22, 23, 24, 25 and 30 will survive any such termination of this Agreement.

22. In the event of termination of this Agreement by Goldsource pursuant to the provisions of section 21(a) or (b), Eagle will repay to Goldsource the amount of the Advance in full within sixty (60) days of termination.

**Break Fee**

23. If this Agreement is terminated by either Goldsource or Eagle pursuant to the provisions of section 21(c) or 21(d) respectively, then the party terminating the Agreement will pay to the other party within two (2) business days after such termination a fee in the amount of Cdn $250,000 (the "**Break Fee**") together with (in the case of Eagle) repayment of the Advance. Payment of the Break Fee pursuant to the foregoing shall constitute the payment of liquidated damages and shall preclude Goldsource or Eagle, as the case may be, from bringing any action (whether for damages, equitable relief or otherwise) in respect of any provision of this Agreement. For greater certainty, the parties acknowledge that nothing herein will preclude the Board of Directors of Goldsource or Eagle in the exercise of its fiduciary obligations from failing to make a recommendation to vote in favour of the Transaction at a shareholders' meeting or from withdrawing, modifying or amending such favourable recommendation, provided however that the Break Fee and (in the case of Eagle) the Advance are paid when due and owing.

**Expenses**

24. Each of Goldsource and Eagle represents and warrants that, other than the Goldsource Finder's Fee, neither has incurred any liability for any finder's fee or broker's commission in connection with the negotiation or execution of this Agreement or consummation of the Transaction. Each of Goldsource and Eagle agree that, whether or not the parties execute the Definitive Agreement or reach any other legally binding definitive agreements in respect of the Transaction and whether or not the Transaction outlined herein is consummated, each will pay its own and its representatives' fees and expenses, including any fee for advice or opinions incurred in connection with the negotiation, preparation, execution and delivery of this Agreement and any other agreements, documents, opinions or evaluations contemplated thereby. The parties hereto represent that the expenses to be incurred by each of them have been taken into account in the Exchange Ratio and agree that, except as contemplated herein, no additional expenses which could be sufficiently large to affect the Exchange Ratio will be incurred by either of the parties hereto without the consent of the other, such consent not to be unreasonably withheld.

**Publicity**

25. Neither Goldsource nor Eagle will make any press release, public announcement or public statement about the Transaction which has not been previously approved by the other, except that either Goldsource or Eagle may make a press release or filing with a regulatory authority if counsel for such party has advised that such press release or filing is necessary (in which case such party shall first make a reasonable effort to obtain such approval).

**Binding Agreement**

26. Subject to the terms and conditions hereto, upon execution of this Agreement, the terms and conditions contained herein are intended to be binding and shall be binding upon the parties hereto. The Parties agree, however, to replace this Agreement by the Definitive Agreement and, if necessary or desirable, the Amalgamation Agreement as contemplated above.

**General**

27. The parties hereto further agree to execute and deliver or cause to be executed and delivered all such further documents and instruments and to do all such further acts and things as either party may reasonably request to give full effect to the terms and conditions, intent and meaning of this Agreement.

28. Time shall be of the essence in this Agreement.

29. This Agreement constitutes the entire agreement between the parties as at the date hereof. This Agreement may be amended at any time by agreement in writing between the parties hereto, and such amendment may include the extension of time for taking or completing any steps on or before the Effective Date.

30. This Agreement shall be governed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

31. This Agreement may be executed in two counterparts with the same effect as if both of the parties hereto had signed the same document and both counterparts will be construed together and constitute one and the same instrument.

32. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective representatives, successors and assigns.

33. All notices, payments and other required communications to be delivered hereunder shall be in writing and shall be addressed respectively as follows:

(a) If to Goldsource:

501 - 570 Granville Street
Vancouver, BC V6C 3P1

Fax: (604) 694-1761
Email: scott@goldsourcemines.com

(b) If to Eagle:

Suite 1220, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC V6E 3X1

Fax: (604) 806-0956
Email: yannis@eaglemountaingoldcorp.com

All notices shall be given by personal delivery, by facsimile or by email communication and shall be effective and deemed delivered at the time of actual delivery as established by confirmation of delivery and receipt of notice.

If the above correctly sets forth your understanding of our agreement with respect to the Transaction, kindly execute the enclosed copy of this letter in the space provided below and return it to the undersigned and thereupon this Agreement will be binding pursuant to section 26.

Yours truly,

**GOLDSOURCE MINES INC.**
Per:

*"J. Scott Drever"*
Authorized Signatory

AGREED TO AND ACCEPTED AS OF THIS 25TH DAY OF NOVEMBER, 2013.

**EAGLE MOUNTAIN GOLD CORP.**
Per:

*"Ioannis Tsitos"*
Ioannis Tsitos
President & CEO

**SCHEDULE A**

Budget for the Use of the $50,000 Advance (in relation to Article 2)

| | |
|---|---|
| Accounting Costs (starting 2013-year Audit work - Sept 2012-Aug 2013 financial year, and part of Payables to Smythe Ratcliffe & Associates (Auditors) + Albert Wu) | $10,000 |
| Salaries & Payroll (Guyana & Canada) | $25,000 |
| Office Rent (Guyana – part of existing Payable) | $2,000 |
| Government of Guyana (part of existing Payable) | $6,300 |
| Fuel and Consumables for EM camp | $1,700 |
| Legal Costs | $5,000 |
| ***TOTAL*** | ***$50,000*** |

AMENDMENT AGREEMENT

January 23, 2014

Eagle Mountain Gold Corp.
Suite 1220, Oceanic Plaza
1066 West Hastings Street
Vancouver, BC V6E 3X1

**Attention: Ioannis Tsitos, President and CEO**

Dear Sirs:

We refer to that certain Agreement dated November 25, 2013 entered into between Goldsource Mines Inc. and Eagle Mountain Gold Corp. pursuant to which Eagle agreed to merge with a wholly-owned subsidiary of Goldsource. Terms capitalized but not defined herein shall have the meanings ascribed to them in the Agreement.

The Agreement is hereby amended as follows:

1. References in sections 6 and 14 of the Agreement to "January 31, 2014" are hereby deleted and replaced by "February 28, 2014";

2. The Parties agree that no "Definitive Agreement" shall be required to be prepared or executed in replacement of the Agreement and all references to "Definitive Agreement" in the Agreement are hereby deleted;

3. Reference in section 14(k) of the Agreement to "Initial Financings" is hereby deleted and replaced by "Initial Placements";

4. The Parties further agree that the Initial Placements have been completed as contemplated in the Agreement whether or not they were completed on or before the First Termination Date; and

5. With reference to section 19 of the Agreement, Goldsource agrees to Eagle granting, prior to the Effective Date, options to certain consultants of Eagle to purchase a total of 1,500,000 Eagle Shares at an exercise price to be determined at the time of grant, subject to TSX-V approval.

570 Granville Street – Suite 501; Vancouver, BC Canada V6C 3P1
Tel: 604-694-1760 Fax: 604-694-1761 www.goldsourcemines.com

Other than the amendments and provisions as set forth above, the Agreement remains in full force and effect.

Yours truly,

**GOLDSOURCE MINES INC.**
Per:

*"J. Scott Drever"*
Authorized Signatory

AGREED TO AND ACCEPTED AS OF THE 23RD DAY OF JANUARY, 2014.

**EAGLE MOUNTAIN GOLD CORP.**
Per:

*"Ioannis Tsitos"*
Authorized Signatory